November 16, 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Proxy Statement on Schedule 14A
Filed December 15, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-11071

UGI Utilities
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-01398

AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-13692

Dear Mr. Owings:
This responds to your letter dated November 1, 2010 (the “Comment Letter”) to UGI Corporation (“UGI”), UGI Utilities, Inc. (“UGI Utilities”) and AmeriGas Partners, L.P. (“AmeriGas”, referred to jointly with UGI and UGI Utilities as the “Corporations”, and each of UGI, UGI Utilities and AmeriGas is referred to as the “Corporation” unless the context requires otherwise) regarding the Corporations’ Annual Reports on Form 10-K for the fiscal year ended September 30, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2009, March 31, 2010, and June 30, 2010, and UGI’s Proxy Statement on Schedule 14A filed on December 15, 2009. Set forth below in italics are the comments contained in your letter, together with our response.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 16, 2010

General
1.	In order to facilitate this review, we have not repeated comments for issues that may be applicable to UGI Utilities and AmeriGas Partners. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the 10-K of UGI Corporation.
Response: Our responses to the comments set forth below comply with this comment.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 21
Determination of Competitive Compensation, page 21
2.	We note your response to comment ten from our letter dated September 30, 2010. Please confirm that in future filings you will provide disclosure similar to your response to the extent applicable regarding how you benchmark. Also, though we note your indication that you neither received nor reviewed any company-specific compensation data included in the Towers Perrin databases, it is not clear to us whether the identity of the companies that comprise the databases were disclosed to you. If so, please identify the names of the companies that comprise the database.
Response: We confirm that in future filings we will provide disclosure similar to our response to Comment No. 10 of the Staff’s letter dated September 30, 2010 to the extent the information is applicable. We also confirm that the identities of the companies that comprise the Towers Perrin (now Towers Watson) databases have not been disclosed to us by Towers Perrin or Towers Watson.
Elements of Compensation, page 23
Salary, page 23
3.	We note your response to comment 11 from our letter dated September 30, 2010. Please expand your response to disclose the business strategies you are referring to and discuss what constitutes “achieving satisfactory financial performance” with a view to understanding whether this criterion is an objective one such that additional disclosure should be provided regarding the threshold for satisfaction of the criterion.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 16, 2010

Response: The overall business strategies that were relevant to the performance evaluations considered in connection with the 2009 salary decisions were the respective overall business strategies of UGI Corporation and AmeriGas Partners. For UGI, the overall business strategy was to grow the Company and its subsidiaries by focusing on its core competencies as a marketer and distributor of energy products and services, and to operate in a more cost-effective manner. For AmeriGas, the overall business strategy was achieving growth through acquisitions and internal sales and marketing programs, leveraging its scale and driving productivity, and achieving world class safety performance.
There is no objective threshold for what constitutes achieving satisfactory financial performance. Rather, performance evaluations reflect a qualitative, subjective judgment on whether the executive caused the organization to be managed in a way that effectively responded to the economic and competitive conditions that existed during the year. In future filings, we will make clear whether achievement of goals and objectives relevant to salary decisions was evaluated on a qualitative, subjective basis or on an objective basis. We will also include in future filings a description of the nature of annual goals and objectives relevant to salary decisions, including business strategies, if progress on business strategies is among the annual goals and objectives.
Annual Bonus Awards, page 24
4.	We note your response to comment 12 from our letter dated September 30, 2010. Please provide a more robust discussion as to why the disclosure of AmeriGas’ customer growth objective would result in competitive harm. Please refer to Question 118.04 of Compliance Disclosure and Interpretations of Regulation S-K.
Response: Our concern about the competitive harm that disclosure of AmeriGas’ customer growth objective would create is based on the competitive environment of the propane industry. The propane industry is mature, with little or no growth in total demand for the product foreseen. Therefore, the Partnership’s ability to grow within the industry is dependent on its ability to acquire other retail propane distributors and to take market share from competitors through the success of its sales and marketing programs. The Partnership competes with a number of publicly-traded partnerships as well as with thousands of smaller competitors. Disclosure of our customer growth objective would undermine the stability of the fundamental competitive environment because competitors could conclude that our goal is based on taking market share through pricing actions. The result could be a pricing war in the industry that would harm us.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 16, 2010

The AmeriGas customer growth objective is an increase in “contribution margin” as we define it. We don’t believe simply disclosing the numerical contribution margin growth target would be understandable unless we also described what that means. A description of the methodology for determining the numerical contribution margin growth target would require disclosure of our assumptions for the relative profitability of AmeriGas’ customers by class and geographic location. This methodology is confidential. We believe the measurement of contribution margin provides us with a competitive advantage and drives an emphasis on long-term success. Disclosure of this confidential methodology would give competitors an insight into AmeriGas’ growth and pricing strategies which would obviously be very harmful to us. In addition, as we noted in our earlier response, the customer growth goals have been set at levels difficult to achieve. In fact, during the last five years the customer growth objectives have been met only twice.
Form 10-Q of UGI Corporation for the Fiscal Quarter Ended March 31, 2010
Item 1. Legal Proceedings, page 53.
5.	We note your response to comment 14 from our letter dated September 1 [sic]30, 2010. Please revise to disclose the “certain previously alleged violations” that you refer to in your response. Also, please discuss if the Competition Authority’s report added additional allegations or if any allegations were resolved. Finally, you state that Competition Authority’s report and their Statement of Objections do not set forth the relief they seek; as a result, it is unclear to us how you determined that the $10 million reserve you established will satisfy any relief sought, in terms of the form and amount of relief. Please advise.
Response: In future filings, UGI will include the following disclosure that we believe responds to your comment while taking into consideration, with the advice of counsel, the statutory limitations on disclosure to which the French competition proceedings are subject:

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 16, 2010

In its last Report dated April 26, 2010, the Competition Authority stated its intent to prosecute two of the alleged violations of French competition (antitrust) law. The alleged violations were that Antargaz abused its collective dominant position by: (i) refusing to provide a new competitor with access to liquid petroleum gas filling centers; and (ii) exerting pressure on a cylinder manufacturer not to do business with that competitor. The Report also recommended the abandonment of the third and final alleged violation, which involved an alleged illegal sharing of pricing information by Antargaz. The Report did not contain any new allegations. Although the Report and Statement of Objections did not specify the nature or amount of relief being sought by the Competition Authority, the applicable statutes provide for maximum penalties of up to 10% of a company’s or parent company’s consolidated annual revenues, levied on the highest annual revenue beginning with the fiscal year immediately preceding the year in which the alleged violations first occurred. Based on our understanding of cases of this nature, we have recorded a reserve of $10 million, which we based on the revenues of Antargaz, rather than on the consolidated revenues of UGI, because UGI has not been named as a party to these proceedings.
* * * * *
The Corporations acknowledge that
•	they are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 16, 2010

If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-1000, extension 13622, or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,
UGI Corporation

By:	/s/ Robert H. Knauss
Robert H. Knauss
Vice President and General Counsel

UGI Utilities, Inc.

By:	/s/ Robert H. Knauss
Robert H. Knauss
Vice President and General Counsel

AmeriGas Partners, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	/s/ Robert H. Knauss
Robert H. Knauss
Vice President and General Counsel

cc: Linda L. Griggs